FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The notice of annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on May 15, 2007.

JA Solar Holdings Co., Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 30, 2007

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Company”) will be held on June 30, 2007 at 10:30 a.m., Beijing time, at Shanghai Airlines Travel Hotel at South Railway Station, 951 Shi Long Road,, Shanghai, the People’s Republic of China, for the following purposes:

1.	Reports of the Chairman and Chief Executive Officer.

2.

As special business, to consider and, if thought fit, to amend Article 154 of the Second Amended and Restated Articles of Association of the Company by deleting “, and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents” beginning from the seventh line towards the end of that Article.

3.	Transacting such other business as may properly come before the meeting or any adjournment or postponement thereof.

Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on May 24, 2007 are entitled to vote at the annual general meeting.

For the board of directors
Baofang Jin
Chairman of the Board of Directors

Dated: May 15, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: May 22, 2007